SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 5)
PVF Capital Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
693654 10 5

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No.	693654 10 5	Page	2	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AMG Investments No. 2 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0%

14	TYPE OF REPORTING PERSON (see instructions)

OO

CUSIP No.	693654 10 5	Page	3	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		118,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,000*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.5%

14	TYPE OF REPORTING PERSON (see instructions)

IN
* Shares owned by the Richard M. Osborne Trust.

CUSIP No.	693654 10 5	Page	4	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		118,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.5%

14	TYPE OF REPORTING PERSON (see instructions)

OO

CUSIP No.	693654 10 5	Page	5	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		212,904(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,680(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		212,904(1)

WITH	10	SHARED DISPOSITIVE POWER

23,680(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,584(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.0%

14	TYPE OF REPORTING PERSON (see instructions)

IN
(1) Includes 162,783 shares owned by CCAG Limited Partnership and 33,942 shares owned by the Steven A. Calabrese Profit Sharing Trust.
(2) Includes 12,930 shares owned by Mr. Calabrese’s minor children and 10,750 shares beneficially owned by Mr. Calabrese’s wife.

CUSIP No.	693654 10 5	Page	6	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		162,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		162,783

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,783

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.1%

14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No.	693654 10 5	Page	7	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		33,942

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,942

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.4%

14	TYPE OF REPORTING PERSON (see instructions)

EP

CUSIP No.	693654 10 5	Page	8	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark D. Grossi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		137,457

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,457

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.8%

14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No.	693654 10 5	Page	9	of	11 Pages
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 5 to Schedule 13D is filed by AMG Investments No. 2 LLC (“AMG”), Richard M. Osborne, the Richard M. Osborne Trust (the “Osborne Trust”), Steven A. Calabrese, CCAG Limited Partnership (“CCAG”), the Steven A. Calabrese Profit Sharing Trust (the “Calabrese Trust”) and Mark D. Grossi relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $51,293 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia had a lien on certain of the Shares reported herein as having been acquired by AMG. Pursuant to the distribution described in Item 5(c), the margin debt is now owed by CCAG, the Osborne Trust, and the other members of AMG, based on the number of Shares owned by each.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,772,292 Shares outstanding.
     Mr. Osborne beneficially owns 118,000 Shares, or 1.5% of the outstanding Shares, which Shares are owned by the Osborne Trust. Mr. Calabrese beneficially owns a total of 236,584 Shares, or 3.0% of the outstanding Shares, which includes 16,179 Shares owned individually, 12,930 Shares owned by his minor children, 10,750 Shares owned by his wife, 162,783 Shares owned by CCAG and 33,942 Shares owned by the Calabrese Trust. CCAG owns 162,783 Shares, or 2.1% of the outstanding Shares. The Calabrese Trust owns 33,942 Shares, or 0.4% of the outstanding Shares. Mr. Grossi owns 137,457 Shares, or 1.8% of the outstanding Shares. AMG no longer owns any Shares.
     Mr. Osborne and Mr. Calabrese determined to purchase the Shares reported in Item 5(c) as having been acquired by AMG.
     (b) Mr. Osborne, as sole trustee of the Osborne Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by the Osborne Trust.
     (c) Since the filing of Amendment No. 4 to Schedule 13D on January 11, 2008, AMG purchased 4,850 Shares in open market transactions as set forth below:

CUSIP No.	693654 10 5	Page	10	of	11 Pages

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
1/11/2008	1,700	$10.25
1/14/2008	1,150	$10.47
2/27/2008	100	$10.68
2/27/2008	900	$10.91
2/27/2008	400	$10.85
2/27/2008	600	$11.00
     On March 6, 2008, AMG made a pro-rata distribution of a total of 472,000 Shares to its members. Of the Shares distributed, 118,000 Shares were distributed to the Declaration of Trust dated 1/25/1991, as amended, an Ohio trust of which Mr. Calabrese is trustee, which Shares were transferred to CCAG, and 118,000 Shares were distributed to the Osborne Trust, an Ohio trust of which Mr. Osborne is trustee.
Item 7. Material to be Filed as Exhibits.
     7.1   Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 14, 2008

AMG Investments No. 2 LLC

/s/ Richard M. Osborne

Richard M. Osborne, a managing member

/s/ Richard M. Osborne

Richard M. Osborne, individually

Richard M. Osborne Trust

/s/ Richard M. Osborne

By: Richard M. Osborne, Trustere

/s/ Steven A. Calabrese

Steven A. Calabrese, individually

Steven A. Calabrese Profit Sharing Trust

/s/ Steven A. Calabrese

By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership
By: TGF, Inc., its general partner

/s/ Steven A. Calabrese

By: Steven A. Calabrese, President

/s/ Mark D. Grossi

Mark D. Grossi, Individually

Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement